McGuireWoods LLP

One James Center

901 East Cary Street

Richmond, Virginia 23219-4030

Main Telephone (804) 775-1000 Main Fax (804) 775-1061

June 14, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Apple REIT Six, Inc.

Post-Effective Amendment No. 4 to Form S-11

Registration No. 333-112169

Gentlemen:

On behalf of Apple REIT Six, Inc. (the “Company”), we are hereby making an EDGAR filing of Post-Effective Amendment No. 4 to Form S-11 (Registration No. 333-112169), as originally filed with the SEC on April 23, 2004.

This Post-Effective Amendment is being filed solely pursuant to the Company’s undertaking in Item 37 of its Form S-11, as amended. As part of that undertaking, the Company consolidates its “sticker supplements” into a post-effective amendment every three months. Because the Company did not have a property acquisition within the three-month period after the previous post-effective amendment, the Company’s next acquisition in March 2005 began a new three-month period for purposes of this filing. (This filing is not based on section 10(a)(3) of the Securities Act of 1933.)

Please note that the Company’s Post-Effective Amendment contains updated information for purposes of Part I to the Company’s Registration Statement. Specifically, such updated information in Part I consists of (i) a cross-reference sheet after the cover page, (ii) an updated and cumulative sticker supplement before the original base prospectus, and (iii) prospectus supplements 8 through 11, which are located after the base prospectus and before Part II of the Registration Statement. In Part II, the exhibit list and Table VI have been updated.

Should you have any questions regarding this filing, please contact the undersigned at (804) 775-1029.

Very truly yours,

/s/ Martin B. Richards
Martin B. Richards